FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[    ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

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Q1-2007

First Quarter Report

March 31, 2007

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive Income, and Deficit

Consolidated Statements of Cash Flows

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

(unaudited)

	March 31 2007	December 31 2006
ASSETS
Current Assets
Cash and cash equivalents	$ 10,945	$ 15,287
Accounts receivable	1,782	1,546
Inventories	6,198	6,093
Prepaid expenses and deposits	829	598
	19,754	23,524

Long-term Assets
Capital assets	539	552
Intangible and other assets	937	944
Goodwill	367	367
	$ 21,597	$ 25,387

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 1,978	$ 3,486
Income tax liability	508	539
Deferred revenues	29	58
	2,515	4,083
Long-term liabilities
Tenure allowance	964	954
	3,479	5,037

Shareholders’ equity
Share capital (Note 4(c))	$ 100,994	$ 100,994
Contributed surplus (Note 4(b))	9,053	8,943
Deficit	(91,929)	(89,587)
	18,118	20,350
	$ 21,597	$ 25,387

See accompanying notes to the consolidated financial statements. Approved on Behalf of the Board:

“Nitin Kaushal”	“Don Buxton”
Director – Nitin Kaushal	Director – Don Buxton

2

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT

(Expressed in thousands of Canadian dollars except share and per share values)

(unaudited)

	Three months ended
	March 31 2007	March 31 2006

REVENUES
Sales	$ 1,907	$ 755
Licensing	29	29
Phytosterol revenues	1,936	784

Interest and other	176	167
	2,112	951

EXPENSES
Cost of sales	1,601	649
General and administrative	1,331	1,382
Research and development	1,152	2,060
Marketing, sales and product development	358	433
Depreciation and amortization	52	36
	4,494	4,560

Loss from continuing operations for the period	$ (2,382)	$ (3,609)

Discontinued Operations (Note 5)
Income from discontinued operations, net of current tax expense	-	305
Gain from disposal of discontinued operations, net of current tax provision of $ 7,574 and future tax credit of $ (845)	-	6,627
Net (loss) / income for the period before taxes	$ (2,382)	$ 3,323

Recovery of income taxes	40	-
Net (loss) / income for the period and comprehensive (loss) / income	$ (2,342)	$ 3,323

Deficit, beginning of period	(89,587)	(78,743)
Deficit, end of period	$ (91,929)	$ (75,420)
Weighted average number of common shares outstanding (‘000’s)	38,402	35,496
Basic and diluted loss per share from continuing operations	$ (0.06)	$ (0.10)
Basic and diluted income per share from discontinued operations	-	0.01
Basic and diluted gain per share from disposal of discontinued operations	-	0.18
Basic and diluted (loss) / income per share	$ (0.06)	$ 0.09

See accompanying notes to the consolidated financial statements.

3

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended
	March 31 2007	March 31 2006
OPERATIONS
Net (loss) / income for the period	$ (2,342)	$ 3,323
Adjustments for:
Income from discontinued operations, net of taxes	-	(305)
Gain on sale of discontinued operations, net of taxes	-	(6,627)
Depreciation and amortization	52	36
Amortization of deferred license revenues	(29)	(29)
Amortization of capitalized financing fees	-	26
Accretion of interest	-	117
Loss on disposal of fixed assets	-	1
Stock-based compensation expense	110	327
	(2,209)	(3,131)
Net change in non-cash operating items from continuing operations (Note 6)	(2,110)	(2,286)
Net cash used in continuing operations	(4,319)	(5,417)

Net cash provided by discontinued operations	-	1,922
	(4,319)	(3,495)

INVESTMENTS
Acquisition of fixed assets	(23)	(38)
Proceeds on disposal of Phyto-Source manufacturing joint venture (Note 5)	-	28,935
	(23)	28,897

FINANCING
Issuance of common shares	-	18
Decrease in long-term liabilities from discontinued operations	-	(330)
	-	(312)
Net (decrease) / increase in cash and cash equivalent	(4,342)	25,090
Cash and cash equivalents, beginning of period	15,287	9,298
Cash and cash equivalents, end of period	$ 10,945	$ 34,388

4

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended
	March 31 2007	March 31 2006
Supplementary cash flow information:
Interest paid – continuing operations	$ 1	-
Interest paid - discontinued operations	-	$ 18
Taxes paid	-	589
Non-cash financing activities:
Conversion of preferred shares to common shares	-	4,276
Transfer from contributed surplus for options exercised for continuing operations	-	30

See accompanying notes to the consolidated financial statements.

5

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

1)

Basis of Presentation and Significant Accounting Policies:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented in  the annual report for the year ended December 31, 2006 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Basis of consolidation

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

Significant Accounting Policies:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2006, except for the adoption of the following accounting policies:

Effective on January 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530") and Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855”).

Section 1530 provides standards for the reporting and presentation of comprehensive income / (loss), which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income / (loss) refers to items recognized in comprehensive income / (loss) that are excluded from net income / (loss) calculated in accordance with Canadian GAAP.

Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially measured at fair value. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired. Loans and receivables, held to maturity investments and other financial liabilities are subsequently measured at amortized cost.  As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and the tenure allowance have been classified as other financial liabilities, all of which are measured at amortized cost.

6

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

2)

Segmented disclosures:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the three months ended March 31, 2007, substantially all of the Company’s revenue was generated from four customers.

3)

Joint venture:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Under this Agreement, the Company contributed GB£10.2 (Cdn$21) as the initial investment in Forbes-Fayrefield, with Fayrefield contributing GB£9.8 (Cdn$20) for their interest. Forbes-Fayrefield has arranged a EURO 300,000 line of credit to support the operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets, statement of operations and cash flow reflecting the Company’s proportionate interests in the venture operations:

	March 31	Dec 31
	2007	2006

Assets
Current assets	$ 317	$ 299
Office equipment	1	1

	$ 318	$ 300
Liabilities
Accounts payable, overdraft and accrued liabilities	$ 251	$ 248

Equity	$ 67	$ 52

7

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

3)

Joint venture (continued):

Earnings	Three months ended
	March 31 2007	March 31 2006

Revenue	$ 355	−
Cost of sales	318	−
Expenses	22	−
Net earnings	$ 15	−

Cash Flow	Three months ended
	March 31 2007	March 31 2006

Operating activities	$ (3)	−
Financing activities	−	−
Investing activities	−	−
(Decrease) in cash flow	$ (3)	−

4)

Share Capital:

(a)

Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares and 6,000 preferred shares have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2005, leaving 4,625,000 available to be issued.  Of the 6,000 Series B Convertible Preferred Shares, all 6,000 were issued in 2005 and converted into common shares in 2006.

8

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

4)

Share Capital (continued):

(b)

Contributed surplus comprises:

	March 31 2007	December 31 2006

Surplus relating to stock compensation, warrants and options associated with common shares (Note 4 (c))	$ 7,180	$ 7,070
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,873	1,873
Total contributed surplus	$ 9,053	$ 8,943

(c)

Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount

Balance, December 31, 2006	38,402,100	$ 100,994	$ 7,070

Employee stock-based compensation expense	−	−	108
Non-employee stock-based compensation expense	−	−	2

Balance, March 31, 2007	38,402,100	$ 100,994	$ 7,180

4)

Share Capital (continued):

(d)

Share purchase warrants

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued. Each warrant entitled the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants could be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at December 31, 2006, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares. No warrants were exercised in the three-month period ended March 31, 2007. The balance of 1,612,500 warrants and 76,781 brokers’ warrants expired on January 6, 2007.

9

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

As part of the November 2005 Private Placement, 1,818,182 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 1,818,182 warrants and 254,545 brokers’ warrants remain outstanding as at March 31, 2007 and expire on October 26, 2010. No warrants were exercised in the three-month period ended March 31, 2007.

(e)

 Stock options and stock option plan:

	Number of Optioned Shares (in ‘000’s)	Weighted Average Exercise Price

Balance, December 31, 2006	4,572	$ 2.42
Options granted	446	1.00
Options exercised	-	-
Options forfeited	(371)	2.46
Balance, March 31, 2007	4,647	$ 2.28

As at March 31, 2007, 3,714,875 options are exercisable at a weighted average exercise price of $2.43 per share.  The stock options expire at various dates from April 10, 2007 to January 17, 2012.

Under the 2000 Stock Option Plan, as amended, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 6,000,000 shares of common stock.

10

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

4)

Share Capital (continued):

(f)

 Stock based compensation:

Stock-based compensation for the period ended March 31, 2007 and 2006 is summarized below:

Three months ended
	March 31 2007	March 31 2006
Employee stock-based compensation expense	$ 108	$ 343
Non-employee stock-based compensation expense	2	(16)
	$ 110	$ 327

For the three month period ended March 31, 2007 and 2006, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	Three months ended
	March 31 2007	March 31 2006
Research and development	$ 56	$ 148
General and administrative	40	121
Marketing, sales and product development	14	58
	$ 110	$ 327

At March 31, 2007 there is a balance of $486 of unamortized stock based compensation expense, which will be recognized in future periods as the related options vest.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended
	March 31 2007	March 31 2006
Expected dividend yield	0%	0%
Expected volatility	81%	83%
Risk-free interest rate	4.0%	4.0%
Expected lives	2 years	2 years

11

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

4)

Share Capital (continued):

(g)

Stock based compensation (continued):

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended
	March 31 2007	March 31 2006
Expected dividend yield	0%	0%
Expected volatility	89%	91%
Risk-free interest rate	4.1%	3.8%
Expected lives	4 years	4 years

5)

Discontinued operations:

The Company’s Board of Directors resolved in February 2006 to dispose of its interest in the 50-50 Phyto- Source manufacturing joint venture, comprised of its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source LP. Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006.

On March 14, 2006, the Company completed the sale of its interest in the Phyto-Source joint venture to Chusei Oil Co., Ltd.  The sales price was US$ 25,000 in cash  (Cdn$28,935, based on the then current exchange rates). On the sale, the Company recognized a net gain of $6,627 which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697, $134 in transaction fees,  $7,574 in income tax expense, less $845 in a future tax liability reversal.

The following tables reflect the Company’s proportionate share of the Phyto-Source operations and cash-flow for the period from January 1, 2006 to March 14, 2006 (date of disposal).

12

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

5)

Discontinued operations (continued):

Income from discontinued operations
Three months ended
March 31
2006

Revenue	$ 2,490

Expenses
Cost of goods sold	1,564
General and administrative	193
Depreciation and amortization	287
2,044

Net income before taxes	446

Income tax expense	141

Income from discontinued operations	$ 305

Gain on disposal of discontinued operations	$ 6,627

6)

Net change in non-cash operating items from continuing operations:

	Three months ended
	March 31 2007	March 31 2006

Accounts receivable	$ (236)	$ 181
Inventories	(105)	(4,079)
Prepaid expenses and deposits	(197)	1,173
Accounts payable and accrued liabilities	(1,508)	357
Deferred revenues	−	172
Income tax liability	(31)	−
(Decrease) in tenure allowance	(33)	(90)
	$ (2,110)	$ (2,286)

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1-2007

First Quarter ended March 31, 2007

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited consolidated financial statements for the first quarter ended March 31, 2007 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the three months ended March 31, 2007 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2006 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2006, except for the accounting policy changes effective on January 1, 2007, as disclosed in note 1 to the unaudited consolidated interim financial statements for the three months ended March 31, 2007.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), or any one of them as the context requires.

OVERVIEW

FORBES MEDI-TECH INC. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening diseases.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment.

Our infrastructure currently supports a portfolio of discovery and development stage pharmaceutical compounds and nutraceutical products.   Our pharmaceutical compounds are primarily targeting a number of conditions and diseases associated with Metabolic Syndrome, including cardiovascular disease and diabetes.   Our nutraceutical products, both commercialized and under development, are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it.

Going forward, we may expand our product focus to include other medical conditions, as opportunities to do so arise.

PHARMACEUTICALS

Our pharmaceutical objectives are currently focused on out-licensing FM-VP4, our novel cholesterol-lowering drug candidate, to one or more third parties, and developing our FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease.

FM-VP4

Top line results from our US Phase II clinical trial of FM-VP4 were announced on December 4, 2006.  While the results of this trial did not support a blockbuster market potential for FM-VP4 as we had hoped, we believe that there is a significant market for alternative LDL-lowering products.  The trial results included several key points that we believe make FM-VP4 an attractive licensing opportunity:

•

Clinically significant results

•

Dose Response -- 5% LDL-cholesterol decrease from baseline at 450mg/day and 9% decrease at 900mg/day implies a greater efficacy at higher doses

•

Excellent safety profile

•

Strong market opportunity for alternative therapies for cholesterol reduction

Accordingly, we hope to achieve one or more out-licensing arrangements for FM-VP4 without undertaking further substantial research & development expenditures, although we may conduct one or more additional small pre-clinical studies to complete our marketing package to potential partners.

The FM-TP Series of Compounds

The FM-TP Series of Compounds are being designed to target specific aspects of Metabolic Syndrome and various Inflammatory Lung Diseases, as outlined below.  Such efforts are being conducted at our new facility in San Diego, California under the direction of Dr. John Nestor, who was appointed our Chief Scientific Officer in October 2006 in conjunction with our acquisition of TheraPei Pharmaceuticals, Inc., an R&D company founded by Dr. Nestor.

All of our FM-TP Series of Compounds are in early stages of preclinical development, and lead product candidates have yet to be identified. Our strategy is to capitalize on the intrinsic value of selected FM-TP Compounds through collaborative agreements and upfront milestone payments at an early stage.

Metabolic Syndrome

Metabolic Syndrome, also sometimes referred to as insulin resistance syndrome or syndrome-X, is a grouping of associated conditions that correlate with a person’s increased risk for both cardiovascular disease and diabetes.  According to the Executive Summary of the U.S. National Cholesterol Education Program (NCEP) Third Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (“Adult Treatment Panel III” or “ATP III”) (National Institutes of Health Publication No. 01-3670, May, 2001), the five factors characteristic of Metabolic Syndrome are:

•

abdominal obesity,

•

atherogenic dyslipidemia (elevated triglyceride, small LDL particles, low HDL cholesterol),

•

raised blood pressure,

•

insulin resistance (with or without glucose intolerance), and

•

prothrombotic and proinflammatory states.

Thus it can be seen that this syndrome can be associated with the development of atherosclerosis, hypertension, type 2 diabetes and increased risk of heart attack.

The American Heart Association currently reports that Metabolic Syndrome has become common in the United States, with over 50 million Americans estimated to have it (www.americanheart.org).

Our compounds currently under research and development with respect to Metabolic Syndrome are as follows:

FM-TP2000 series – Pancreatic beta cells, responsible for the release of insulin and the control of glucose levels in the body, have receptors for both neuronal and hormonal signals. These receptors normally act in a complementary fashion and, when triggered by the body’s control signals or drugs, stimulate these beta cells to release insulin more effectively as it is needed.  Recently entering the market are Byetta™1 and Januvia™2, both of which act through the stimulation of beta cell hormonal receptors.  In contrast, the FM-TP2000 series of peptide compounds selectively and effectively stimulate beta cell receptors for the neuronal signal, the VPAC2 receptors, thus triggering a more effective insulin release in response to the presence of glucose.  If brought to market, the FM-TP2000 compounds could be first-in-class drugs to stimulate enhanced, glucose-

____________________________

1 Byetta™ is a registered trademark of Amylin Pharmaceuticals, Inc.

2 Januvia™ is a trademark of Merck & Co., Inc.

dependent insulin release via this mechanism and would provide an alternative therapeutic approach which could achieve benefits similar to Byetta™, but also may be complementary in effect.

FM-TP4000 series – Elevated fatty acid levels in the body, associated with obesity and dyslipidemia, are known to cause an increase in synthesis of an enzyme product with inflammatory activity (SPT).  This pro-inflammatory signal has been shown to cause pancreatic beta cell death through apoptosis (“programmed cell death”).  Beta cell death leads to diabetes.  The early stage FM-TP4000 series of compounds are small molecule inhibitors of this enzymatic pathway, which would treat diabetes by preventing beta cell loss in the pancreas and preserving their insulin secreting activity. By inhibiting this pathway the early stage FM-TP4000 series of compounds also may promote the proliferation of beta cells and block insulin resistance. This has the potential to address a major unmet clinical need in treating type II diabetes by preserving beta cell function.

FM-TP5000 series – Acetyl-CoA Carboxylase 2 (ACC2) is an enzyme linked to the suppression of fat burning in the body.  The early stage FM-TP5000 library of compounds are selective small molecules designed to inhibit ACC2, and therefore accelerate fat clearance from the body, potentially slowing or blocking the progression of obesity and diabetes.

Inflammatory Lung Disease

Asthma, Chronic Obstructive Pulmonary Disease (COPD) and Pulmonary Arterial Hypertension (PAH) are all inflammatory lung diseases.  While we had not specifically targeted these diseases for therapeutic research, our work with respect to Metabolic Syndrome includes the development of a receptor agonist that may also have application as a therapeutic for one or more inflammatory lung diseases.

FM-TP3000 series – The same receptor for neuronal signals that appears on pancreatic beta cells to control insulin response, the VPAC2 receptor, also appears in smooth muscle cells in the lungs and on inflammatory cells such as mast cells.  Coincident with our preparation of a long-acting VPAC2 agonist for diabetes, we also are preparing a related series of long-acting VPAC2 agonists for asthma, designed to rapidly relax the bronchial smooth muscle and thereby act as a prompt bronchodilator, with potential anti-inflammatory activity. By selectively targeting VPAC2 receptors, the FM-TP3000 series of compounds also are designed to suppress the release of inflammatory mediators (TNF-alpha, IL-12), as well as to suppress the eosinophil response to stimuli. This may provide an alternate therapeutic approach to treating asthma, COPD and PAH.

NUTRACEUTICALS

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. A second niche within the nutraceuticals category is dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

Our lead product in the nutraceutical area is Reducol™, our branded, clinically proven food and dietary supplement ingredient that helps lower LDL, or “bad” cholesterol, safely and naturally. LDL cholesterol is generally recognized as a significant risk factor for cardiovascular disease.

Reducol™ is a unique blend of naturally occurring compounds, known as phytosterols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees. .

In Europe, Reducol™ can now be found in dairy products such as yogurt, yogurt drinks, cheese and margarine spread. Worldwide, Reducol™ can also be found in such items as chocolate truffles and dietary supplements.  To date, the majority of our revenue has derived from the sale of Reducol™ as an ingredient.

In June 2006 we entered into a joint venture with Fayrefield Foods Ltd. of Crewe, U.K. (“Fayrefield”) to support the growth and distribution of finished products containing Reducol™ directly to retail customers in Europe, by jointly establishing Forbes-Fayrefield, a U.K. company.   We own 51% of the outstanding shares of Forbes-Fayrefield, and Fayrefield owns the remaining 49%, however the Board of Directors of Forbes-Fayrefield consists, and under the agreement it will continue to consist, of an equal number of nominees of Forbes and of Fayrefield.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, salad dressings and rye bread.  In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

We are also developing other value-added products related to promoting a healthier lifestyle and reducing the risk of Metabolic Syndrome, and cardiovascular and related diseases.

2007 SIGNIFICANT EVENTS AND OUTLOOK

Since the end of the last financial year, we announced that one of Portugal's largest retail chains, Jeronimo Martins, launched a range of dairy products incorporating our cholesterol-lowering ingredient, Reducol™ and also announced the expansion in Portugal through another large food retailer, Modelo Continente.

Effective March 1, 2007, we reduced our staff (primarily drug development) in Canada by 20%.  Drug discovery and development efforts focused on the FM-TP Series of Compounds acquired in October 2006 are being undertaken at our new facility in San Diego, California.

On January 25, 2007, we announced that we had received a letter from Nasdaq indicating that the bid price for our common stock has closed below the minimum of US $1.00 per share for the previous 30 consecutive trading days, as required for continued inclusion on The Nasdaq Global Market by Marketplace Rule 4450(a)(5). NASDAQ has provided us with 180 calendar days, or until July 23, 2007, to regain compliance with this rule. If at any time before July 23, 2007, the bid price of the our common stock closes at US $1.00 per share or more for a minimum of 10 consecutive business days, we will regain compliance with the minimum bid rule.  If compliance is not demonstrated by July 23, 2007, we may apply to Nasdaq to transfer our securities to The Nasdaq Capital Market. If this application is approved, we will be afforded the remainder of this market's second 180 calendar day compliance period in order to regain compliance while on The Nasdaq Capital Market. Accordingly, the total period for us to regain compliance while continuing to trade on a Nasdaq market is potentially up to 1 year.

In May 2007, we announced the extension of our supply and licensing contract with Pharmavite LLC until mid 2008 for the continued sale of Reducol™.

REVENUE OUTLOOK

We are forecasting growth in Reducol™ sales and other value added products for 2007 with anticipated revenue of $7.5 – $8.0 million, compared to the approximate $6.1 million in 2006.  The anticipated revenue is primarily based on contracted and forecasted amounts for Reducol™ and other sterol products for sale into the functional food and dietary supplement markets and on forecasted amounts of value added products for sale into the functional food markets. Realization of the anticipated revenue is dependent on these contracted and forecasted sales being achieved.

BASIS OF PRESENTATION

Our consolidated interim financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and our 51% joint venture interest in Forbes-Fayrefield.  We account for our interest in Forbes-Fayrefield using the proportionate consolidation method.  In March 2006, we disposed of our interest in the Phyto-Source joint venture. Our Management Discussion and Analysis focuses on our continuing operations and we present separately the Phyto-Source operations as “Discontinued Operations”. Material inter-company balances and transactions have been eliminated in these consolidated financial statements

Summary: (‘000’s Cdn$ except per share values and number of shares) (unaudited)	3 month period ended March 31, 2007	3 month period ended March 31, 2006

Revenues	$ 2,112	$ 951
Expenses	(4,494)	(4,560)
Loss from continuing operations	$ (2,382)	$ (3,609)
Income from discontinued operations, net of taxes	-	305
Gain from disposal of discontinued operations, net of taxes	-	6,627
Net income/(loss) for the period before taxes	$ (2,382)	$ 3,323

Recovery of income taxes	40	-
Net income/(loss) for the period	$ (2,342)	$ 3,323

Weighted average number of shares	38,402,100	35,495,544

Loss per share from continuing operations Basic and diluted	$ (0.06)	$ (0.10)
Income per share from discontinued operations Basic and diluted	-	0.01
Gain per share from disposal of discontinued operations Basic and diluted	-	0.18
Net income/(loss) per share Basic and diluted	$ (0.06)	$ 0.09

To date, we have focused on the research, development and commercialization of our phytosterol-based businesses, the FM VP series of cholesterol lowering drugs, and more recently, the FM-TP series of compounds and have incurred annual operating losses since our inception.  Net loss for the period ended March 31, 2007 totaled $2.3 million.  As we continue to develop the FM-TP Series of Compounds, and to further widen the distribution of our nutraceutical products, we expect to continue to report future operating losses from continuing operations.  At March 31, 2007 our accumulated deficit was $91.9 million, up from $89.6 million at December 31, 2006.

Results of continuing operations

The following table summarizes our results of continuing operations for the periods ended March 31, 2007 and March 31, 2006.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended March 31, 2007	3 month period ended March 31, 2006

Revenues	$ 2,112	$ 951
Expenses	(4,494)	(4,560)
Recovery of income taxes	40	-
Loss from continuing operations	$ (2,342)	$ (3,609)

Loss per share from continuing operations Basic and diluted	$ (0.06)	$ (0.10)

Revenues

Revenues from continuing operations for quarter ended March 31, 2007 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Revenues (summary) (‘000’s Cdn$) (unaudited)	3 month period ended March 31, 2007	3 month period ended March 31, 2006
Sales-phytosterol products	$ 1,552	$ 755
Sales-finished goods	355	-
Licensing	29	29
Phytosterol revenues	1,936	784
Interest and other	176	167
Total revenues	$ 2,112	$ 951

Total revenues, including interest income, for the quarter ended March 31, 2007 were $2.1 million compared with $1.0 million for the quarter ended March 31, 2006, an increase of 110%.  This increase was due to increases in both sales of Reducol™ by Forbes and sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded sterol esters), sales of finished products containing Reducol™ and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the quarter ended March 31, 2007 totaled $1.9 million compared with $0.8 million for the quarter ended March 31, 2006.  Licensing revenues are a result of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

Expenses

Total expenses for continuing operations, for the three months ended March 31, 2007 were $4.5 million ($4.6 million – three months ended March 31, 2006).

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 month period ended March 31, 2007	3 month period ended March 31, 2006

Cost of sales	$ 1,601	$ 649
General & administrative	1,331	1,382
Research & development	1,152	2,060
Marketing, sales & product development	358	433
Depreciation & amortization	52	36
Total expenses	$ 4,494	$ 4,560

Cost of Sales  for the three months ended March 31, 2007 totaled $1,601 thousand on phytosterol revenues of $1,907 thousand, or 84% of phytosterol revenues, versus $649 thousand on phytosterol revenues of $755 thousand for the three months ended March 31, 2006, or 86% of phytosterol revenues. Fluctuations in Cost of Sales as a percentage of revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments (as further described below).

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different.

Excess inventory remains saleable. Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once we have written down inventory below cost, we do not subsequently write it up.

In the quarter ended March 31, 2007, we recognized approximately $0.1 million (March 31, 2006 - $nil) of inventory reserves on excess inventories, which is included in Cost of Sales.

General and administrative expenditures (“G&A”) totaled $1.3 million for the quarter ended March 31, 2007 vs. $1.4 million for the first quarter 2006.  Allocation of stock based compensation to G&A was insignificant in the quarter ended March 31, 2007 (March 31, 2006 - $0.1 million).

Related party transactions included in G&A professional services for the quarter ended March 31, 2007 were payments for legal services of $54,000, made to Cawkell Brodie Glaister, LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner (March 31, 2006 - $54,000). These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Research & development (“R&D”) expenses for the quarter ended March 31, 2007 totaled $1.2 million compared with $2.1 million for the same period in 2006.  R&D expenditures in the first quarter of 2007 were primarily spent on the FM-TP series of compounds, and the finalization of work on the FM-VP4 clinical trial. Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

For the quarter ended March 31, 2007, $0.1 million (March 31, 2006 - $nil) of R&D costs were incurred on the FM-TP Series of Compounds and $0.6 million (March 31, 2006 - $1.4 million) of R&D costs were incurred on the FM-VP4 and related projects. Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.2 million in the quarter ended March 31, 2007 (March 31, 2006 - $0.3 million). Patent and regulatory related costs were $0.2 million in the quarter ended March 31, 2007 (March 31, 2006 - $0.3 million). Allocation of stock based compensation to R&D was $0.1 million in the quarter ended March 31, 2007 (March 31, 2006 - $0.1 million).

R&D expenses for the three months ended March 31, 2007 included an insignificant amount (March 31, 2006 - $0.1 million) of Government grants received.

R&D expenses are expected to increase as work progresses on the FM-TP Series of Compounds.

Marketing, sales & product development (“Marketing”) totaled $0.4 million for the first quarter of 2007 compared with $0.4 million in the same period last year.  Allocation of stock based compensation to Marketing was insignificant in the quarter ended March 31, 2007 (March 31, 2006 - $0.1 million).

Stock-based compensation expense totaled $110 thousand for the first quarter of 2007 compared with $327 thousand in the same period last year.  Of the $110 thousand of stock-based compensation expense, $108 thousand relates to employee and $2 thousand to non-employee option grants, compared to $343 thousand relating to employee and a recovery of $17 thousand to non-employee option grants in the first quarter 2006.  For the three months period ended March 31, 2007 this compensation expense was allocated to R&D expenses of $56 thousand (March 31, 2006-$148 thousand), G&A expenses of $40 thousand (March 31, 2006-$121 thousand), and Marketing expenses of $14 thousand (March 31, 2006-$58 thousand) on the same basis as for the allocations of cash compensation.

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

Forbes-Fayrefield has a € 300,000 line of credit to support its operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 3.75%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at March 31, 2007, € 178,800 was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

The company does not have any loan commitments, capital leases or guarantees.

LIQUIDITY AND CAPITAL RESOURCES:

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

As at March 31, 2007, our net cash and cash equivalents were $10.9 million compared with $15.3 million as at December 31, 2006.  Our working capital at March 31, 2007 was $17.2 million compared with $19.4 million at December 31, 2006.  The decrease in cash and working capital in the quarter was mainly attributable to funding the loss from continuing operations.

During the three months ended March 31, 2007, we used $4.3 million of cash for continuing operations compared with $5.4 million of cash used in the quarter ended March 31, 2006.  Net changes in non-cash operating items used cash of $2.1 million in the quarter ended March 31, 2007 compared with a $2.3 million change in non-cash operating items in the quarter ended March 31, 2006.

Net cash used in continuing operations for the quarter ended March 31, 2007 was primarily a result of the net loss for the period adjusted for non-cash operating expenses and decreases in accounts payables. Net cash used in continuing operations for the quarter ended March 31, 2006 was primarily a result of the net loss for the period adjusted for non-cash operating expenses and increases in inventories.

Investing activities in the quarter ended March 31, 2007, were insignificant. Investing activities in the quarter ended March 31, 2006 realized $28.9 million, relating to the proceeds on disposal of our interest in Phyto-Source.

Financing activities relating to continuing operations for the quarters ended March 31, 2007 and 2006 were insignificant.

After taking into consideration our planned research and development expenditures in both the pharmaceutical and nutraceutical areas, our anticipated revenue (see “Revenue Outlook” above), and assuming we do not incur any unanticipated expenses, we consider that our working capital will be sufficient to finance operations through the second quarter of 2008. We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

FINANCIAL INSTRUMENTS

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and approximate fair value due to their short terms to maturity.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

DISCONTINUED OPERATIONS  - PHYTO-SOURCE

As previously disclosed, in February 2006, we announced our decision to dispose of our interest in Phyto-Source, and on March 14, 2006, we finalized an agreement to sell our interest for US$25 million (Cdn$28.9 million, based on then current exchange rates). On the sale, we recognized a net gain of $6.6 million, which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1.7 million, $0.1 million in transaction fees, $7.6 million in income tax expense, less $0.9 million in a future tax liability reversal.

The following table reflects our proportionate share of the Phyto-Source operations for the period from January 1, 2006 to March 14, 2006 (date of disposal).

Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended March 31, 2006

Revenues	$ 2,490
Expenses	(2,044)
Income taxes	(141)
Income from discontinued operations	$ 305
Gain from disposal of discontinued operations	$ 6,627

Income per share from discontinued operations Basic and diluted	$ 0.01
Gain per share from disposal of discontinued operations Basic and diluted	$ 0.18

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$ 2.1	$ 2.7	$ 1.8	$ 1.7	$ 1.0	$ 0.7	$ 1.4	$ 1.3
Loss from continuing operations	$ (2.4)	$ (4.7)	$ (3.5)	$ (6.0)	$ (3.6)	$ (4.1)	$ (4.4)	$ (4.8)
Income/(loss) from discontinued operations	–	$ (0.3)	–	–	$ 0.3	$ (0.1)	$ 1.5	$ 1.6
Gain from disposal of discontinued operations	–	$ 0.4	–	–	$ 6.6	–	–	–
Net (loss) / income/for period	$ (2.4)	$ (4.6)	$ (3.5)	$ (6.0)	$ 3.3	$ (4.2)	$ (2.9)	$ (3.2)

Loss per share from continuing operations Basic and diluted	$ (0.06)	$ (0.12)	$(0.09)	$(0.17)	$ (0.10)	$ (0.12)	$ (0.13)	$ (0.14)
Income/per share from discontinued operations Basic and diluted	–	$ (0.01)	–	–	$ 0.01	$ (0.01)	$ 0.04	$ 0.05
Gain per share from disposal of discontinued operations Basic and diluted	–	$ 0.01	–	–	$ 0.18	–	–	–
Net income/(loss) per share Basic and diluted	$ (0.06)	$ (0.12)	$ (0.09)	$ (0.17)	$ 0.09	$ (0.13)	$ (0.09)	$ (0.09)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™, and since Q2/2006, revenue also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™. We expect that revenues will continue to fluctuate from quarter to quarter, depending on customer needs.

The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

R&D expenditures have been significant since 2003 as we continued to develop FM-VP4, and explore new drug candidates within the VPx Library of Compounds, and more recently, the FM-TP Series of Compounds For the eight quarters outlined above, the R&D expenditures, excluding the allocation of stock based compensation, are: Q2/2005 - $3.3 million, Q3/2005 - $2.4 million, Q4/2005 - $2.5 million, Q1/2006 - $2.0 million, Q2/2006 - $2.6 million, Q3/2006- $1.9 million, Q4/2006 - $2.4 million and Q1/2007 - $1.1 million.

Included in the loss from continuing operations are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The stock option compensation expense figures are: Q2/2005 - $0.7 million, Q3/2005 - $0.3 million, Q4/2005 - $0.3 million, Q1/2006 - $0.3 million, Q2/2006 - $1.0 million, Q3/2006 - $0.3 million, Q4/2006- $0.2 million and Q1/2007 - $0.1million. The fluctuations in these values are dependent upon our stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

In addition, there were foreign exchange gains and losses as follows:  Q2/2006 $1.0 million loss and Q4/2006 $0.7 million gain.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our unaudited interim consolidated financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory valuation, property, capital assets, intangible assets, goodwill and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited annual consolidated financial statements for the year ended December 31, 2006, except for the accounting policy changes effective on January 1, 2007 as follows.

Accounting Policy Changes

Effective on January 1, 2007, we adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530") and Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855”).

Section 1530 provides standards for the reporting and presentation of comprehensive income / (loss), which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income / (loss) refers to items recognized in comprehensive income / (loss) that are excluded from net income/(loss) calculated in accordance with Canadian GAAP.

Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially measured at fair value. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired. Loans and receivables, held to maturity investments are subsequently measured at amortized cost.  As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and the tenure allowance have been classified as other financial liabilities, all of which are measured at amortized cost.

Continuing Accounting Policies

In addition to the above noted new accounting policies, the significant accounting policies which we believe are the most critical to assist in fully understanding and evaluating our reported financial results follow.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation  Our functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long lived assets  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income taxes: Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of May 14, 2007 was 38,402,100 and has not changed from the March 31, 2007 balance. The number of options outstanding under our 2000 Stock Option Plan as of May 14, 2007 was 4,681,875 and has increased by 35,000 since March 31, 2007 due to the granting of an additional 265,000 options less the expiry of 230,000 options.  These options entitle the holders to purchase a total of 4,681,875 common shares at varying prices.

As of April 12, 2007, the Board of Directors, subject to regulatory and shareholder approval, (a) adopted a new stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”), and  (b) subject to implementation, reduced existing options to purchase up to 3,915,375 common shares under the Company’s existing stock option plan, down to 2,229,900 common shares (the “New Options”) under the New Plan.

If approved, the New Plan will bring the Company’s option allotment in line with market standards and replace the Company’s Amended and Restated 2000 Stock Option Plan (the “Existing Plan”). The 2,229,900 New Options will replace options to purchase up to 3,915,375 common shares currently outstanding under the Existing Plan (the “Ending Options”). These New Options, together with the Continuing Options discussed below, will result in a reduction of the number of common shares currently subject to option from 12.2% of the Company’s currently outstanding common shares to 7.8% of such shares. While the number of options have been reduced, the exercise price of the New Options has been set at $1.00 per common share, versus option exercise prices of the Ending Options varying from $1.77 to $4.90 per common share.  The New Options will expire on March 31, 2012, versus the Ending Options which have various expiry dates ranging from June 30, 2007 to March 31, 2012.  Options to purchase up to 40,000 common shares at $0.66 per common share, options to purchase up to 15,000 common shares at $0.96 per common share, and options to purchase up to 711,500 common shares at $1.00 per common share, currently outstanding under the Existing Plan, will continue to remain outstanding under the New Plan (the “Continuing Options”).  If the New Plan and the New Options are approved by shareholders, then on implementation and together with the Continuing Options, there will be options to purchase a total of 2,996,400 common shares outstanding under the New Plan, and the Existing Plan will be terminated.   The shareholders are being asked for their approval at our Annual General and Special Meeting to be held on May 17, 2007.

In addition, we have 2,072,727 warrants outstanding of which entitle the holders to purchase up to 2,072,727 common shares at a price of US$2.06 per share (expiring on October 26, 2010).  All such warrants may be exercised on a cashless basis at the option of the holder.  Also, we may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.  Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

Additional information relating to Forbes, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS, FORWARD LOOKING INFORMATION

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information.  Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services, research & development, the supply of services and raw materials, and manufacturing and distribution; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking statements and information generally are identified by the words “forecasting”, “strategy”, “opportunities”, “forward”, “believe”, “hope”, “vision”, “to develop”, “plans”, “anticipate”, “objective”, “expected”, “expects”, “potential”, “continues” “revenue outlook”, “next”, “intend”, and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur.  Forward-looking statements and information are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements and information are based on the beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information.

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

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Need for Additional Funds  As at March 31, 2007, we had a cumulative deficit of $91.9 million.  We will be expending substantial funds in 2007 and beyond. We believe our existing capital resources are adequate to fund our current plans for research and development and operating activities through the middle of fiscal 2008. We will need to obtain additional financing prior to that time.  We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations, and to provide us with necessary capital to continue our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

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Dependence Upon a Few Customers and Products  We expect that most of our revenue for 2007 will be earned from sales to a few customers.  Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations. Our supply contract with Pharmavite LLC for the continued sale of Reducol™ for inclusion in one of Pharmavite's leading dietary supplements, Nature Made® CholestOff®, will expire in June 2008.  There can be no assurance that this contract will be renewed.   Failure to renew the contract would have a material adverse effect on our product sales and revenue.

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Development and Commercialization of Pharmaceutical and Nutraceutical Products  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing our phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industries which are highly speculative in nature.  Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

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ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

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inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell our products

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costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

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unacceptability of the products in the market place

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inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products

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the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us

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the risk of obsolescence of our technology

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insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

▪

clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials.

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Competition  We have a number of competitors, some of whom are better able to commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses.  In the nutraceutical area, we face competition from Cognis, Raisio and Unilever. In the pharmaceutical area, we face intense competition from major pharmaceutical companies, among others. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

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Risks Related to Strategic Relationships and Supply Sources  We are dependent upon strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers. The breakdown of these relationships may negatively affect our future revenues and business.  One of the key strategic relationships we are currently seeking is an out-licensing opportunity for FM-VP4 based on its clinically significant results, dose responsiveness, and excellent safety profile. There is no guarantee that such a relationship will be achieved, or that significant revenue will be generated should such a relationship be achieved.

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Future Revenues and Profitability are Uncertain  Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

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Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.

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The Company has a History of Losses  For the quarter ended March 31, 2007 we reported a net loss from continuing operations of $2.3 million and an accumulated deficit of $91.9 million.  We anticipate that we will continue to incur significant losses during fiscal 2007 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

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Need for Growth  We intend to expand our sales of Reducol™ and other value-added sterols over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

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Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

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Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

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Political and Economic Risks  We conduct business in foreign countries and are seeking business opportunities worldwide.  In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States. Changes in government, economic and political policies may adversely affect our business and operating results.

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Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations.  There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, such damages which may exceed our resources.

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Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

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Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of companies such as ours have historically been highly volatile, and the market for our common shares has, from time to time, experienced significant price and volume fluctuations. Our common share price has been, and is likely to continue to be, volatile.

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Stock Exchange Minimum Listing Requirements  Our Common Shares are currently listed on the Toronto Stock Exchange and the Nasdaq Global Market.  We do not currently meet Nasdaq’s minimum US$1.00 bid price requirement for continued inclusion on the Nasdaq Global market and have until July 23, 2007 to regain compliance with this requirement.  There is no assurance that we will continue to meet the minimum listing requirements of either the Nasdaq Global Market or the Toronto Stock Exchange.  De-listing of our shares from any securities exchange could have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in our shares.

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Anti-Takeover Provisions  We have adopted a shareholder rights plan. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of us without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our Common Shares.

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Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and the failure of us to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.

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Risks Related to Legal Proceedings  Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our Annual Information Form and our annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

May 14, 2007

Form 52-109F2 Certification of Interim Filings

I, Charles Butt, President and Chief Executive Officer of Forbes Medi-Tech Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2007

“Charles A. Butt”

Charles A. Butt

President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2007

“David Goold”

David Goold

Chief Financial Officer